[redacted]

10026218

SEC
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Section
FEB 23 2010
Washington, DC
104

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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manhattan Beach Trading Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 East Maple Street
(No. and Street)

El Segundo	California	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Demarest — (310) 414-4535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/1

OATH OR AFFIRMATION

I, Steven Demarest, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Beach Trading Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Steven Demarest
Signature

President
Title

Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
D. SAN JUAN
No: 05-93941-1
My Appointment Expires Dec. 1, 2012

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Directors
Manhattan Beach Trading
Financial Services, Inc.
El Segundo, California

I have audited the accompanying statement of financial condition of Manhattan Beach Trading Financial Services, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Beach Trading Financial Services, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2010

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 1,577,020
Accounts receivable	156,612
Clearing deposit	53,683
Commissions receivable - clearing house	794,023
Prepaid expenses	23,643
Other assets	53,431
Total assets	$ 2,658,412

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	163,185
Commissions payable - rebates	218,487
Accrued payroll	12,218
Due to M B Trading Futures, Inc.	594,564
Total liabilities	988,454
STOCKHOLDERS' EQUITY	
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 share issued	10,000
Capital in excess of par value	513,346
Retained earnings	1,146,612
Total shareholders' equity	1,669,958
Total liabilities and stockholders' equity	$ 2,658,412

The accompanying notes are an integral part of these financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Income
For the year ended December 31, 2009

REVENUES:	
Commissions income	$ 5,305,259
Equities	5,903,748
Total commission income	11,209,007
Transaction fees	1,783,421
Interest and dividends	720,769
Other income	600,000
Total income	14,313,197
EXPENSES:	
Clearing charges	967,024
Commission rebates	2,763,307
Communication and quote services	423,866
Employee compensation and benefits	1,170,550
Exchange fees	1,196,147
Professional fees	33,643
Software licensing	2,651,285
Support services	4,421,718
Other expense	143,224
Total expenses	13,770,764
NET INCOME BEFORE INCOME TAXES	542,433
Income tax expense	221,000
NET INCOME	$ 321,433

The accompanying notes are an integral part of these financial statements.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2009	$ 10,000	$ 513,346	$ 1,715,179	$ 2,238,525
Dividends paid			(890,000)	(890,000)
Net income			321,433	321,433
Ending balance December 31, 2009	$ 10,000	$ 513,346	$ 1,146,612	$ 1,669,958

The accompanying notes are an integral part of these financial statements.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 321,433
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(156,612)
Clearing deposit	3,939
Commissions receivables - clearing house	389,611
Prepaid expense	20,075
Other assets	195,152
Increase (decrease) in	
Accounts payable	(330,001)
Commission payable	(3,452)
Payroll taxes payable	(22,170)
Due to MB Trading Futures, Inc.	274,236
Total adjustments	370,778
Net cash provided by operating actitivies	692,211
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(890,000)
Net cash used in financing activities	(890,000)
Decrease in cash	(197,789)
Cash at beginning of year	1,774,809
Cash at end of year	$ 1,577,020
Cash paid during the year for:	
Supplemental cash flow disclosures	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was granted registration as a broker-dealer by the Securities and Exchange Commission in May 1992 and was granted membership in the National Association of Securities Dealer, Inc. in May 1993. The company is a wholly owned subsidiary of MB Trading Holdings, LLC. The Company does not hold customer's funds or securities.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2009.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital was $1,450,011, which was $1,200,011 in excess of its minimum requirement of $250,000. The ratio of aggregate indebtedness ($998,454) to net capital was 0.68 to 1

Note 3: OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transaction are introduce on a fully disclosure basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payments of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 4: INCOME TAXES

The Company is a Qualified Sub Chapter S (QSS) Corporation for tax purposes. A QSS corporation passes its income or loss directly to its parent company stockholder who includes the Company's accounts in its tax files. No Federal or state income tax is charged back to the Company. On July 22, 2009 the Company withdrew "S" Corporation status due to the owner becoming an LLC. The Company became "C" status as of this date. The income tax expense is recorded under the first six months (S Corp) as the last six months of the year showed no income tax expense.

The component of the income tax expense for the year ended December 31, 2009 is as follows:

Federal taxes	$ 170,000
State taxes	51,000
Total income tax expense	$ 221,000

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2009 deferred tax assets and liabilities were not significant.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Computation of Net Capital Requirements
Pursuant to Rule 15c 3-1
Schedule I
December 31, 2009

	Focus 12/31/2009	Audit 12/31/2009	Change
Stockholders' equity, December 31, 2009	$ 1,669,958	$ 1,669,958	$ -
Subtract - Non allowable assets:			
Accounts receivable	156,612	156,612	-
Other assets	23,643	23,643	-
Tentative net capital	1,489,703	1,489,703	-
Haircuts:	39,692	39,692	-
NET CAPITAL	1,450,011	1,450,011	-
Minimum net capital	(250,000)	(250,000)	-
Excess net capital	1,200,011	1,200,011	-
Aggregate indebtedness	988,454	988,454	-
Ratio of aggregate indebtedness to net capital	0.68%	0.68%	

The were no noted differences between the audit and focus filed for December 31, 2009.

December 31, 2009

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7T (27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044849 FINRA DEC
MANHATTAN BEACH TRADING
FINANCIAL SERVICES INC.
1926 E MAPLE AVE.
EL SEGUNDO CA 90245

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES HARRIS (310)491-9260

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 23,836.79
   B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (15994.00)
   8/18/09
   Date Paid
   C. Assessment balance due 7842.79
   D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   E. Total assessment balance and interest due (or overpayment carried forward) $ 0
   F. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as E above) $ 7842.79

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MB TRADING FINANCIAL SERVICES INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5TH day of FEBRUARY, 2010.

CFO / FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 10,636,404
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		0
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		729523
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): TECHNICAL SUPPORT SERVICES		300,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 3,778	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 72,163	
Enter the greater of line (i) or (ii)		72163
Total deductions		1,101,690
2d. SIPC Net Operating Revenues		$ 9,534,714
2e. General Assessment @ .0025		$ 23,836.79

(to page 1 but not less than $150 minimum)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Manhattan Beach Trading
Financial Services, Inc.
El Segundo, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Manhattan Beach Trading Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Manhattan Beach Trading Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Manhattan Beach Trading Financial Services, Inc.'s management is responsible for the Manhattan Beach Trading Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2010

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Manhattan Beach Trading
Financial Services, Inc.
El Segundo, California

In planning and performing my audit of the financial statements of Manhattan Beach Trading Financial Services, Inc. for the year ended December 31, 2009, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Manhattan Beach Trading Financial Services, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Manhattan Beach Trading
Financial Services, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2010

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2009

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

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